Blow & Drive Interlock Corporation
                          137 South Robertson Boulevard
                                    Suite 129
                        Beverly Hills, California 90211

                                 December 17, 2014


Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


             RE:  Blow & Drive Interlock Corporation
                  Registration Statement on Form S-1
                  File No. 333-196472

Gentlemen and/or Mesdames:

Blow & Drive Interlock Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its Registration Statement on Form S-1 (File No. 333-196472). The Company hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-196472). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Friday, December 19, 2014.

The Company hereby acknowledges certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective and in regard to the Registration Statement, the Company and its management acknowledge that:

	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                              Sincerely,

                              BLOW & DRIVE INTERLOCK CORPORATION


                              /s/ Laurence Wainer
                                  President